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| FORM 3 |                                        |       OMB APPROVAL         |
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                                                  | OMB Number:      3235-0104 |
                                                  | Expires: December 31, 2001 |
                                                  | Estimated average burden   |
                                                  | hours per response ... 0.5 |
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
-------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*

     Warburg, Pincus Equity Partners, L.P. (1)
     --------------------------------------------------------------------
     (Last)                          (First)                     (Middle)

     466 Lexington Avenue
     --------------------------------------------------------------------
                                    (Street)

     New York                         NY                            10017
     --------------------------------------------------------------------
     (City)                         (State)                       (Zip)

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 2. Date of Event Requiring Statement (Month/Day/Year)
    July 6, 2000

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 3. IRS Identification Number of Reporting Person, if an entity (voluntary)
    13-3986317

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 4. Issuer Name and Ticker or Trading Symbol
    Dime Bancorp, Inc. (DME)

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 5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [   ]  Director                       [ X ]  10% Owner
    [   ]  Officer (give title below)     [   ]  Other (specify below)

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 6. If Amendment, Date of Original (Month/Day/Year)

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 7. Individual or Joint/Group Filing (Check Applicable Line)
     X  Form filed by One Reporting Person
    ---
        Form filed by More than One Reporting Person
    ---

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


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------------------------------------------------------
| 1.Title of Security |2.Amount of Securities | 3.Ownership   | 4.Nature of    |
|   (Instr. 4)        |  Beneficially Owned   |  Form:        |   Indirect     |
|                     |  (Instr. 4)           |  Direct (D)   |   Beneficial   |
|                     |                       |  or Indirect  |   Ownership    |
|                     |                       |  (I)(Instr.5) |   (Instr. 5)   |
|---------------------|-----------------------|---------------|----------------|
|                     |                       |               |                |
|                     |                       |               |                |
|---------------------|-----------------------|---------------|----------------|
|                     |                       |               |                |
|                     |                       |               |                |
|---------------------|-----------------------|---------------|----------------|
|                     |                       |               |                |
|                     |                       |               |                |
|---------------------|-----------------------|---------------|----------------|
|                     |                       |               |                |
|                     |                       |               |                |
|---------------------|-----------------------|---------------|----------------|
|                     |                       |               |                |
|                     |                       |               |                |
--------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 * If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).


           POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                                                          (Over)
                                                                 SEC 1473 (3-99)

TABLE II-- DERIVATIVE SECURITIES BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
| 1. Title of Derivative     | 2. Date Exer-       | 3. Title and Amount of       | 4. Conversion  | 5. Ownership  | 6. Nature of  |
|    Security (Instr. 4)     |    cisable and      |    Securities Underlying     |    or Exercise |    Form of    |    Indirect   |
|                            |    Expiration       |    Derivative Security       |    Price of    |    Derivative |    Beneficial |
|                            |    Date             |    (Instr. 4)                |    Derivative  |    Security:  |    Ownership  |
|                            |                     |                              |    Security    |    Direct (D) |    (Instr. 5) |
|                            |    (Month/Day/Year) |                              |                |    or         |               |
|                            |                     |                              |                |    Indirect   |               |
|                            |---------------------|------------------------------|                |    (I)        |               |
|                            |    Date   | Expira- |                 | Amount     |                |    (Instr.    |               |
|                            |    Exer-  |  tion   |       Title     | or         |                |    5)         |               |
|                            |   cisable |  Date   |                 | Number     |                |               |               |
|                            |           |         |                 | of         |                |               |               |
|                            |           |         |                 | Shares     |                |               |               |
|----------------------------|-----------|---------|-----------------|------------|----------------|---------------|---------------|
|                            |           |         |                 |            |                |               |               |
| Series B Preferred Stock   |    (2)    |   (2)   | Common Stock    | 13,607,664 |                |       D       |               |
| (2)                        |           |         |                 |            |                |               |               |
|                            |           |         |                 |            |                |               |               |
|----------------------------|-----------|---------|-----------------|------------|----------------|---------------|---------------|
|                            |           |         |                 |            |                |               |               |
| Warrant to Purchase        |  July 6,  | July 6, | Series C        |  8,142.738 |   $21.50 (5)   |       D       |               |
| Series C Preferred Stock   |   2000    |  2007   | Preferred Stock |            |                |               |               |
| (3)                        |           |         | (4)             |            |                |               |               |
|                            |           |         |                 |            |                |               |               |
|----------------------------|-----------|---------|-----------------|------------|----------------|---------------|---------------|
|                            |           |         |                 |            |                |               |               |
| Warrant to Purchase        |  July 6,  | July 6, | Series D        |  5,464.926 |   $21.50 (5)   |       D       |               |
| Series D Preferred Stock   |   2000    |  2007   | Preferred Stock |            |                |               |               |
| (6)                        |    (7)    |   (8)   | (9)             |            |                |               |               |
|                            |           |         |                 |            |                |               |               |
|-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
(1) The security holder is Warburg, Pincus Equity Partners, L.P., including three affiliated partnerships ("WPEP"). Warburg, Pincus & Co. ("WP") is the sole general partner of WPEP. WPEP is managed by E.M. Warburg, Pincus & Co., LLC ("EMWP"). Lionel I. Pincus is the managing partner of WP and the managing member of EMWP and may be deemed to control both entities.
     The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017.
(2) Stock Purchase Rights will convert into 12,009.491 shares of Series B Preferred Stock upon the receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. 1,598.173 shares of additional Series B Preferred Stock will be acquired upon receipt of certain regulatory approvals, including approval by the Office of Thrift Supervision. Shares of Series B Preferred Stock will convert into shares of common stock on the earliest of (1) the issuance of litigation tracking warrants, (2) a change in control of Dime Bancorp, Inc., (3) the lapsing of transfer restrictions placed on the securities under certain circumstances, or (4) April 6, 2001.
(3) If unexercised, the warrants to purchase Series C Preferred Stock will be exchanged when it is permissible to do so under the federal banking laws and regulations or in the event that WPEP intends to transfer the warrants in a widely dispersed sale. At such time, the warrants will be exchanged for warrants to purchase Series B Preferred Stock if the Series B Preferred Stock has not yet converted into shares of common stock. Otherwise, the warrants will be converted into warrants to purchase common stock.
(4) At such time when it is permissible under the federal banking laws and regulations or WPEP intends to transfer the Series C Preferred Stock pursuant to a widely dispersed sale, shares of Series C Preferred Stock will be convertible into shares of common stock, unless the Series B Preferred Stock has not yet converted into common stock, in which case the shares of Series C Preferred Stock will be convertible only into shares of Series B Preferred Stock.
(5)  Subject to antidilution and other adjustments.
(6) If unexercised, warrants to purchase Series D Preferred Stock will be exchanged for warrants to purchase Series C Preferred Stock upon the requisite approval by Dime Bancorp, Inc. stockholders under the rules of the New York Stock Exchange.
(7) 3,866.753 warrants to purchase Series D Preferred Stock were issued and became exercisable on July 6, 2000. The remaining 1,598.173 warrants to purchase Series D Preferred Stock will be issued and become exercisable upon receipt of certain regulatory approvals, including approval by the Office of Thrift Supervision.
(8) Warrants to purchase Series D Preferred Stock will expire seven years after issuance.
(9) Shares of Series D Preferred Stock will convert into Series C Preferred Stock upon the requisite approval by Dime Bancorp, Inc. stockholders under the rules of the New York Stock Exchange.


                              WARBURG, PINCUS EQUITY PARTNERS, L.P.

                              By:  Warburg, Pincus & Co.,
                                   General Partner

                              By:  /s/ Stephen Distler                 07/17/00
                                 ----------------------------------    --------
                                 Name:  Stephen Distler                  Date
                                 Title: Partner
                               **Signature of Reporting Person




** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.  If space is insufficient, SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



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                                                                 SEC 1473 (3-99)